As filed with the Securities and Exchange Commission on January 29, 2015

Registration No. 333-169821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 13
TO
FORM S-11
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AMERICAN REALTY CAPITAL
DAILY NET ASSET VALUE TRUST, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

405 Park Avenue
New York, New York 10022
(212) 415-6500

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

William M. Kahane
AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
405 Park Avenue
New York, New York 10022
(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP 70 West Madison #3800 Chicago, Illinois 60602-4342 Tel: (312) 962-3567 Fax: (312) 962-3551	James A. Tanaka, Esq. General Counsel RCS Capital 405 Park Avenue New York, New York 10022 (212) 415-6500

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 13 (“Amendment No. 13”) to the Registration Statement on Form S-11 of American Realty Capital Daily Net Asset Value Trust, Inc. (the “Registration Statement”) is being filed solely to add certain exhibits not previously filed with respect to the Registration Statement. No other changes have been made to the Registration Statement. Accordingly, this Amendment No. 13 consists solely of the facing page, this explanatory note and Part II (which includes the Exhibit Index).

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits:

Exhibit No.	Description
16.1(1)	Letter from Grant Thornton LLP to the Securities and Exchange Commission dated January 28, 2015

(1)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No. 13 to the registrant’s registration statement on Form S-11 and has duly caused such amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, the State of New York, on January 29, 2015.

American Realty Capital Daily Net Asset Value Trust, Inc.

By:	/s/ William M. Kahane William M. Kahane Chief Executive Officer, President and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 13 to the registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE
/s/ William M. Kahane William M. Kahane	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	January 29, 2015
/s/ Nicholas Radesca Nicholas Radesca	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 29, 2015
/s/ Robin A. Ferracone Robin A. Ferracone	Independent Director	January 29, 2015
/s/ Robert J. Froehlich Robert J. Froehlich	Independent Director	January 29, 2015

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
16.1(1)	Letter from Grant Thornton LLP to the Securities and Exchange Commission dated January 28, 2015

(1)	Filed herewith.